Mail Stop 0306

May 11, 2005



Bertrand F. Cambou
Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, CA 94088

Re:	Spansion Inc.
	Registration Statement on Form S-1
      Filed April 13, 2005
	Registration No. 333-124041

Dear Mr. Cambou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

2. We note that significant sections of your prospectus provide disclosures regarding Spansion LLC but do not yet provide the required disclosures for the registrant (e.g., your "Management" section). Please provide the required disclosures for Spansion Inc.
in your next amendment. In addition, please fill in the numerous blanks throughout the filing and file the remaining exhibits to your registration statement. Please note that we may have additional comments after your filing contains more complete information and the remaining exhibits to your registration statement have been filed.

3. Please provide us with copies of the industry reports you cite throughout your prospectus, and clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used.
Also
tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

4. Please supplementally provide us with copies of all artwork and any graphics that you intend to include in the prospectus when you file the first amendment to your registration statement.
Cover Page of Prospectus

5. Briefly describe the voting rights of the Class A common stock, the fact that there will also be shares of Class B, C and D common stock and their respective voting rights, and the extent to which AMD and Fujitsu will continue to control your company after the offering.

6. Please delete the "Joint Book-Running Managers" statement as this is inappropriate cover page disclosure.

Summary - Page 1

7. Your summary should briefly highlight, and not merely repeat, the key information in your prospectus. For example, please consider whether all or part of your disclosures that appear under the headings "Our Strengths" and "Our Strategy" might be better suited for disclosure only in the body of the prospectus. In addition, the disclosure in your summary should provide a balanced presentation of your business. Expand your summary to balance the disclosure with a realistic picture of some of the challenges you face, many of which are identified in your risk factors section. For example, we note your significant reliance on consumer demand for mobile phones, your significant indebtedness, your anticipated capital expenditures for fiscal 2005, and the increased risk of intellectual property infringement claims again you.

Overview - Page 1

8. Please supplementally provide independent and objective support for your statements that you are the "largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory," and that Flash memory is "one of the fastest growing segments of the semiconductor industry," and for the statements in the sentence beginning "[o]ur products are sold to many of the top original equipment manufacturers...."  Please tell us whether you are
the largest company in terms of revenue in the Flash memory market, and why you believe that it is significant that you are the largest company in the world dedicated exclusively to the Flash memory market.

9. We note from your first risk factor on page 12 that a significant portion of the NOR Flash memory market in 2004 is dependent on consumer demand for mobile phones and that a substantial portion of your sales were made to the wireless category of the Flash memory market. Please revise your summary to make clear the degree to which your historical revenues have relied upon sales to the mobile phone market.

10. Please balance your disclosure of your fiscal 2004 net sales with disclosure of your fiscal 2004 net loss.

Company Information - Page 4

11. Please clarify the nature of the transaction that will result in the conversion of Spansion LLC into Spansion Inc. For example, will the conversion be conducted pursuant to a merger of these entities?

Cost Reduction Efforts - Page 5

12. If you elect to retain this subsection in the summary, please revise to explain in greater detail your cost reduction efforts. Your revised disclosure should include, among other things, the anticipated timing of completion and anticipated cost savings of each disclosed action. In particular, please discuss in greater detail your efforts to reduce your costs under your service agreements with
AMD and Fujitsu.

Concurrent Debt Offering - Page 5

13. We note that you intend to conduct a note offering concurrently with the registered offering. Please provide us with your analysis as to why the offers and sales of the notes should not be integrated with the registered offering, including a discussion of any relevant staff interpretations.

14. If the proceeds of the concurrent debt offering will be used in whole or in part to repay outstanding indebtedness owed to affiliates, please include appropriate disclosure here and elsewhere where appropriate throughout your prospectus.

Risk Factors - Page 12

15. Please expand your risk factors to describe any risks that may result from the commoditization of memory products and declining average sales prices.

Risks Related to Our Business and Industry - Page 12

If we are unable to diversify our customer base... - Page 18

16. Please revise to disclose the percentage of your net sales accounted for by your five largest end user customers during fiscal
2004. Please also revise your Business section to include the disclosures regarding dependence on customers required by Item 101(c)(vii) of Regulation S-K.

Risks Related to Our Relationship with AMD and Fujitsu - Page 24

We may be delayed or prevented from taking certain actions... -
Page
24

17. We note that there may be conflicts of interest with AMD and Fujitsu. In an appropriate location in your prospectus, disclose whether you have established any procedures to minimize the potential for conflicts of interest between you and AMD and Fujitsu. If so, describe those procedures.

Use of Proceeds - Page 31

18. Please disclose the approximate amount of proceeds to be used for each stated use of proceeds, consistent with Item 504 of Regulation
S-K. In addition, to aid investor understanding, please clarify more specifically the nature of your intended uses.

19. We note your statement that "[d]epending on future events, [you] may determine at a later time to use the net proceeds for different purposes." Please revise to discuss the specific contingencies that may result in such a change and the specific alternative uses of proceeds in the event that those contingencies occur. Refer to Instruction 7 to Item 504 of Regulation S-K.

20. Please provide disclosures substantially similar to those called for by Instruction 4 to Item 504 of Regulation S-K with respect to the indebtedness to be repaid with the proceeds of the concurrent debt offering.

Capitalization - Page 32

21. Please remove the cash, cash equivalents and short term investments caption from this table.

Dilution - Page 33

22. Please explain that if your underwriters` over-allotment is exercised in full, the number of shares held by new investors will increase, and quantify the additional dilutive effect.

Unaudited Pro Forma Consolidated Financial Data - Page 34

23. Pro forma financial information should only illustrate the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management`s actions were carried out in previous reporting periods, is considered a projection and not an objective of Article 11 of Regulation S-X. Presentation of forward looking and projected information should be confined to supplemental information separately identified as such (information that is not required or contemplated by Article 11) and in MD&A. See also Item 11-03 of Regulation S-X. Effects of new major distribution, cost sharing, or management agreements, and compensation or benefit plans should only be reflected in the pro forma statements if amounts can be factually supported, are directly attributable to the transaction, and are expected to have a continuing impact on the statement of operations. Please tell us why you believe that your presentation of pro forma financial information reflecting each of the transactions on page 34 is appropriate under
Items 11-01 and 11-02 of Regulation S-X considering the above. Discuss the extent to which amounts were determined based upon the terms of new contractual agreements versus highly judgmental estimates. Discuss the reasons that AMD and Fujitsu agreed to these reductions. Discuss any other changes in these agreements that may also reduce the level or types of services or other benefits you receive from AMD and Fujitsu. Tell us why you refer to an "understanding" with AMD and Fujitsu and not agreements. Explain why you refer to amounts "which [you] believe" would have been reflected.
Explain how you calculated the amounts related to the reflected transactions.

24. We note that one of the adjustments relates to a reduction in your royalty rate from 1 percent to 0.3 percent. This adjustment decreases your cost of sales by $35.0 million. We note that the pro forma statements do not reflect any additional costs that you will incur due to your loss of rights to key intellectual property of AMD as discussed on pages 12 - 13 and page 41. Please address why you believe that the pro forma statements fairly reflect the impact of your royalty agreements considering you are not including the additional costs you will need to incur to license the intellectual property previously licensed from AMD.

25. Please tell us what consideration you gave to presenting a pro forma balance sheet to reflect the following transactions:

* Assumption of liabilities related to transferred employees such as pension, profit sharing, accrued vacation, etc.

* Change in structure of debt due to issuance of new debt and pay down of old debt. Also address why you did not reflect any changes in your pro forma statement of operations.

* One-time for deferred taxes that will be incurred in connection with your conversion into a corporation.

26. We note the disclosure on page 35. Please tell us why you did not discuss the impact of changes in purchasing power and entering into new agreements with third-party providers, as disclosed on page
26 of your Risk Factors, as one of the factors that may change your future cost structure.

27. Please quantify the distribution margin that AMD currently receives.

Management`s Discussion and Analysis... - Page 39

28. Please tell us where in MD&A you discuss the following, or tell us why a discussion of the item is not required:

* Planned capital expenditures of $450 million in fiscal 2005 (see page 15). If material, quantify the total amount you will need to spend for the 300-millimeter Flash memory capacity to have this capacity in fiscal 2007 and the source of funds for this project.

* Potential increased costs resulting from a decrease in your purchasing power or other factors/cost due to no longer being a majority-owned subsidiary of AMD (see page 26).

Flash Memory Market - Page 41

29. Please expand your disclosure to explain why you were delayed in introducing products based on your second-generation MirrorBit technology and when you expect to deliver products based on this technology.

Results of Operations - Page 45

30. Please disclose the amount of revenues earned for the period from
April 1, 2003 through June 30, 2003, since this period included only sales of Flash memory wafers whereas sales after this period were of finished Flash memory products, or tell us in detail why you cannot provide this information.

31. We note that your net sales declined in the second half of fiscal
2004 compared with the first half of fiscal 2004 due to the fact that you were not able to meet demand for certain of your lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004, which led to your competitors increasing their market share in the second half of fiscal 2004. Please revise the discussion here and on page 50 to disclose why you were not able to meet demand, quantify the effect on revenue of your inability to meet demand, and discuss the measures you have undertaken to remedy the problem, if any.

Net Sales to Members - Page 50

32. Please revise throughout this subsection to quantify the percentage or amount of each disclosed change in average selling prices or unit shipments. In addition, where a change in net sales from one period to another was due to multiple factors, please quantify the extent to which each factor contributed to the change.

Financial Condition - Page 51

33. We note your disclosure regarding your issuance of notes concurrently with this offering. Please quantify the amount you intend to raise in the note offering, and supplementally update us regarding the status of your note offering. Please confirm that you will disclose all of the material terms and file all related material agreements relating to the note offering prior to the initial public offering.

Quantitative and Qualitative Disclosure About Market Risk - Page
59

34. We note that you have various debt instruments denominated in foreign currencies. Please tell us why you do not provide quantitative and qualitative information about the market risk related to foreign currency exchange rate risk of these instruments.

Business - Page 62

Our Technology - Page 69

35. We note your disclosure in the last paragraph that your QuadBit technology would enable you to target a portion of the removable storage category of the Flash memory market. Please clarify the portion of the market that this product would address. In addition, please expand your disclosure in the following sentence to generally indicate the types of new Flash memory products that you intend to create.

Architecture - Page 69

36. Please revise your disclosure, here or in another appropriate location, to clarify whether you believe your intended products based on the ORNAND architecture will drive incremental sales or replace the sales of your products that are currently based on the NOR
architecture.   If known, please indicate what effect the sales of
your products based on the ORNAND architecture will have on your margins.

Intellectual Property and Licensing - Page 80

37. Pursuant to Item 101(c)(iv) of Regulation S-K, please describe the duration and effect of your material patents, trademarks and licenses, etc.

Certain Relationships and Related Party Transactions - Page 94

38. Please revise your disclosure to clarify when the agreements described will be amended, restated or terminated and to indicate when the material changes described will take effect.

Patent Cross-License Agreements - Page 96

39. Please disclose how the amount of the royalty payments payable to
AMD and Fujitsu are determined.

Patent Cross-License Agreements - Page 96

40. Please revise to describe the manufacturing services provided by
Fujitsu.

Commercial Die Purchases - Page 100

41. Please revise to indicate how the prices paid to Fujitsu for the commercial die are determined. Also, please indicate whether you could obtain a similar volume of commercial die from an alternative source without material risks to your operations.

Description of Capital Stock - Page 102

42. Please expand your disclosure to describe the business purposes for having the various classes of common stock.

Voting Rights - Page 102

43. We note your disclosure that the number of directors that may be elected by holders of the Class B common stock and Class C common stock is dependent on such holder`s aggregate ownership interest in you, as set forth in your certificate of incorporation. Please revise your disclosure to indicate the specific ownership levels that correspond to the number of directors that the Class B and Class C common stock holders are entitled to elect.

Conversion Rights - Page 103

44. Please revise your disclosure to indicate the circumstances under which the Class D common stock would convert.

Corporate Opportunities - Page 105

45. Please file the non-competition agreement as an exhibit to your registration statement.

Underwriting - Page 114

46. Please describe supplementally the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
* the communications used;

* the availability of the preliminary prospectus;

* the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

* the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.
   We may have further comment.

Consolidated Financial Statements - Page F-1

Consolidated Statements of Operations - Page F-4

47. We note that you include losses from the disposal of tools and equipment in other non-operating income (expense). See disclosure on page 44. Please tell us why this classification is appropriate under
U.S. GAAP.  See paragraph 45 of SFAS 144.

Note 1.  Nature of Operations - Page F-8

48. Please tell us and disclose how you accounted for and valued the
June 30, 2003 formation of the limited liability company and the related contributions from AMD and Fujitsu. From page F-11 it appears that you used historical cost. Tell us why. We note that after the reorganization, the company is a subsidiary of AMD. Discuss why it was appropriate to carry over both the cost and the accumulated depreciation. Also tell us how you considered the application of SAB Topic 4.B to your formation of the limited liability company and your planned reorganization into a corporation.

Note 3.  Summary of Significant Accounting Policies

Inventories - Page F-10

49. We note that you do not value inventories in stock in excess of forecasted customer demand over the next six months. In MD&A, quantify the remaining balance of inventory items previously written-down or written-off and the significant components of that balance as long as a significant balance of such items remains on hand. Disclose in MD&A (if true) that no significant sales of such items have occurred to date. Alternatively, disclose the impact of these sales on gross profit margin for each relevant period. Finally, disclose when and how you will dispose of the remaining items and/or the fact that you have no set timeline for the sale of scrapping of these items.

Revenue Recognition - Page F-10

50. We note that you record a provision for estimated product returns and sales allowances at the time revenue is recognized. Please tell us and disclose the nature/terms of the returns and allowances. Expand to describe in more detail how you account for and classify these items and why. Cite the accounting literature upon which you relied. Supplementally provide us with a rollforward of these reserves including a separate column for adjustments in each period.

51. We note from page 72 that you provide your customers with software solutions and services. We note from page 74 that you provide customers with hardware development tools and platforms for design, development, verification, evaluation, and programming. Please explain to us in more detail the nature of these products and services and your accounting for the associated costs. Discuss whether or not the provision of the services and products represent multiple-element arrangements.

Note 12.  Income Taxes - Page F-29

52. In the first table provided in this note, consider including a footnote to explain that for the year ended March 31, 2003, you operated only in Japan, were a taxable entity (not a limited liability company that elected to be treated as a partnership for U.S. federal tax reporting purposes) and that you were taxed at the corporate level.

53. We note that approximately $428 million of foreign earnings from certain foreign subsidiaries are permanently invested and AMD and Fujitsu have not been subject to any U.S. federal income taxes on these amounts.

* Please revise this Note to include the disclosures required by paragraph 44 of SFAS 109.

* Revise your discussion of new accounting pronouncements in Note
3
to include a discussion of FASB Staff Position 109-2 and your evaluation of the impact of adoption to the financial statements.

Note 13.  Employee Benefit Plans - Page F-31

54. We note that you account for the participation of Spansion Japan`s employees in the defined benefit pension plan sponsored by Fujitsu as a multiemployer plan wherein you record net pension cost equal to the annual contributions made to the plans in accordance with paragraph 68 of SFAS 87. Tell us why you believe this arrangement qualifies as a multiemployer plan in accordance with paragraph 67 of SFAS 87.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 824-5564 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 942-2861, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at (202) 942-7924 with questions regarding our comments on any other part of your filing.


      Sincerely,



      David Ritenour
      Special Counsel


cc:	Tad J. Freese, Esq. (via fax)
	Alan F. Denenberg, Esq. (via fax)
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Bertrand F. Cambou
Spansion Inc.
May 11, 2005
Page 1